Actuant Corporation

N86 W12500 Westbrook Crossing

Menomonee Falls, Wisconsin 53051

July 27, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:  Actuant Corporation

Registration Statement on Form S-4 (SEC File No. 333-182579)

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-4 (the “Registration Statement”) of Actuant Corporation (the “Company” or “Registrant”), relating to the Company’s offer to exchange (the “Exchange Offer”) registered 5.625% Senior Notes due 2022 (“New Notes”) for any and all of the Company’s outstanding, unregistered 5.625% Senior Notes due 2022 (“Old Notes”), the Registrant hereby makes the following representations:

(1) The Registrant is registering the New Notes and making the Exchange Offer in reliance on the position of the staff of the United States Securities and Exchange Commission (the “Commission”) enunciated in the Exxon Capital Holdings Corporation (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated (available June 5, 1991) (the “Morgan Stanley Letter”) as interpreted in the Commission’s letter to Shearman & Sterling (available July 2, 1993) (the “Shearman & Sterling Letter” and, collectively, with the Exxon Capital Letter and the Morgan Stanley Letter, the “Letters”);

(2) The Registrant has not entered into any arrangement or understanding with any person to distribute the New Notes and, to the best of the Registrant’s knowledge and belief without independent investigation, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of New Notes. In this regard, the Registrant will disclose to each person participating in the Exchange Offer (through the Exchange Offer prospectus) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes, such person (i) cannot rely on the staff position enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(3) No broker-dealer who participates in the Exchange Offer with respect to Old Notes acquired for its own account as a result of market making or other trading activities has entered into any arrangement or understanding with the Registrant or an affiliate of the Registrant to distribute the New Notes. The Registrant will disclose to each person participating in the Exchange Offer (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes as a result of market making or other trading activities and who receives New Notes for its own account pursuant to the Exchange Offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those New Notes. The Registrant will also include in the letter of transmittal to be executed by each holder participating in the Exchange Offer that each broker-dealer who holds Old Notes as a result of market making or other trading activities and who receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those New Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

Actuant Corporation

By:	/s/ Andrew G. Lampereur
Name:	Andrew G. Lampereur
Title:	Executive Vice President and Chief Financial Officer